SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA R. BEYEA

DIRECT LINE: 202.383.0472

E-mail: Cynthia.beyea@sutherland.com

July 29, 2014

Karen Rossotto, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4041

Re:	Realty Capital Income Funds Trust File Nos. 333-185734; 811-22785

Dear Ms. Rossotto:

On May 30, 2014, Realty Capital Income Funds Trust (the “Registrant”) filed its seventh post-effective amendment to the above-referenced registration statement on Form N-1A with the U.S. Securities and Exchange Commission (the “Commission”). On July 15, 2014, you provided oral comments on behalf of the Commission’s staff (the “Staff”) to me during a telephone call. On behalf of the Registrant, set forth below are each of the Staff’s comments in italics and the Registrant’s response to each comment.

AR Capital Real Estate Income Fund (the “Fund”) – Class A and Class C Prospectus

Fund Summary

Comment 1: On page 1, under “Fees and Expenses of the Fund,” the line item for “Distribution and Service (12b-1) Fees” in the “Annual Fund Operating Expenses” table lists 0.25% as the distribution and service (12b-1) fee for the Fund’s Class A shares. Footnote (1) indicates, however, that the gross distribution and service (12b-1) fee for the Fund’s Class A shares is 0.50%, and that the Fund’s distributor has contractually agreed to waive 0.25% of the 0.50% gross fee, resulting in a net distribution and service (12b-1) fee of 0.25%. Per Instruction 3(d)(i) of Item 3 of Form N-1A, please revise the line item for “Distribution and Service (12b-1) Fees” to reflect the gross 0.50% distribution and service (12b-1) fee for the Fund’s Class A shares.

Karen Rossotto, Esq.

July 29, 2014

Response: The Registrant has revised the above-referenced disclosure as requested. Pursuant to Instruction 3(e) of Item 3 of Form N-1A, the Registrant has further revised the “Annual Fund Operating Expenses” fee table to include the line item “Distribution and Service (12b-1) Fee Waiver” reflecting the aforementioned 0.25% fee waiver. In addition, the line item “Total Annual Fund Operating Expenses After Expense Reimbursement and Fee Waiver” accounts for the 0.25% fee waiver.

Comment 2: Also regarding footnote (1) to the “Annual Fund Operating Expenses” table, which states that the waiver agreement with the Fund’s distributor will remain in effect through at least August 1, 2015, please confirm that the waiver cannot be terminated prior to August 1, 2015.

Response: The Registrant confirms to the Staff that the above-referenced waiver agreement cannot be terminated prior to August 1, 2015.

Comment 3: In footnote (2) to the “Annual Fund Operating Expenses” table, with respect to the Adviser’s ability to recoup any previously waived fees and paid expenses, please disclose that the Adviser’s ability to do so is subject to the expense cap that was in effect at the time that such fees were waived or expenses paid.

Response: The Registrant has revised the above-referenced disclosure as requested.

Comment 4: Please confirm to the Staff that all fee waivers have been accounted for in the Example required by Item 3 of Form N-1A.

Response: The Registrant confirms to the Staff that the fee waivers are included in the calculation for only the first year in the Example required by Item 3 of Form N-1A.

Comment 5: On page 2, under “Principal Investment Strategies,” please disclose the market capitalization of the equity securities in which the Fund invests.

Response: The Registrant has added disclosure to indicate that the Fund may invest in securities across all capitalization ranges.

Comment 6: On page 4, under “Principal Investment Risks—Depositary Receipts Risk,” the Registrant discloses the risks of investing in depositary receipts. Under “Principal Investment Strategies” on page 2, please revise the disclosure to explicitly state that the Fund invests in foreign securities through investments in depositary receipts.

Response: The Registrant has revised the above-referenced disclosure as requested.

Karen Rossotto, Esq.

July 29, 2014

Comment 7: Also on page 2 under “Principal Investment Strategies,” please revise the disclosure to explicitly state that the Fund concentrates its investments in real estate securities, including securities issued by real estate investment trusts (“REITs”), REIT-like entities, and other issuers in the real estate industry.

Response: The Registrant has revised the above-referenced disclosure as requested.

Comment 8: On page 5, under “Investment Management—Portfolio Manager,” please revise the disclosure to state the date that Christopher Pike began serving as portfolio manager for the Fund.

Response: The Registrant has revised the above-referenced disclosure as requested.

Comment 9: Also on page 5, under “Investment Management—Portfolio Manager,” pursuant to Item 5(b) of Form N-1A, this section of the prospectus should disclose only the name, title, and length of service of the Fund’s portfolio manager. Please delete any extraneous disclosure.

Response: The Registrant has revised the above-referenced disclosure as requested.

Comment 10: The disclosure on page 5 under “Tax Information” states that “[d]ividends and capital gains distributions that you receive from the Fund . . . are taxable . . . , unless you are investing through an individual retirement account or a tax-exempt plan.” Please also disclose that funds from such distributions may be taxable when they are withdrawn from such individual retirement accounts or tax-exempt plans.

Response: The Registrant has revised the above-referenced disclosure as requested.

Additional Investment Strategies & Information

Comment 11: On page 14, under “Additional Investment Strategies & Information—Other Investment Companies,” the disclosure states that “the Fund may invest in traded and non-traded investment companies,” and that “the Fund may purchase shares of [affiliated] investment companies . . . only to the extent that they are traded on a national exchange.” Please supplementally confirm to the Staff that the Fund will not invest in any non-traded investment company that is sponsored, managed, or distributed by an affiliate of the Fund, the Adviser or the Distributor.

Karen Rossotto, Esq.

July 29, 2014

Response: The Registrant confirms to the Staff that the Fund will not invest in any non-traded investment company that is sponsored, managed, or distributed by an affiliate of the Fund, the Adviser, or the Distributor.

Management

Comment 12: On page 15, under “Management,” per Item 10(a)(1)(iii) of Form N-1A, please move disclosure regarding the Board’s approval of the advisory agreement to immediately follow the disclosure concerning the Adviser’s fees.

Response: The Registrant has revised the above-referenced disclosure as requested.

Other Comments

Comment 13: Please confirm that the Fund’s prospectus for the Advisor Class shares will be revised in response to the comments above.

Response: The Fund’s prospectus for the Advisor Class shares has been revised to conform to the Registrant’s responses above.

Statement of Additional Information

Comment 14: On page 23, under “Additional Investment Activities and Associated Risks—Real Estate Companies,” the first sentence of the disclosure states that “[t]he Fund will concentrate its investment in real estate securities, including securities issued by REITs, REIT-like entities and other issuers in the real estate industry.” Please insert this sentence into the prospectus in response to Comment 7 above.

Response: The Registrant revised the prospectus as requested to include substantially similar disclosure.

Comment 15: On page 40, under “Portfolio Manager,” please revise the table providing information about the other accounts for which the portfolio manager is primarily responsible to also disclose the number of such other accounts subject to a performance fee and the total assets of such other accounts subject to a performance fee.

Response: The Registrant has revised the above-referenced disclosure as requested.

*     *     *     *

Karen Rossotto, Esq.

July 29, 2014

We hope that the foregoing has been responsive to your comments. If you have any questions or concerns about the responses set forth above, please call the undersigned at 202-383-0472.

Sincerely,

/s/ Cynthia R. Beyea

Cynthia R. Beyea

cc:	John H. Grady, National Fund Advisors

Christopher Carlson, RCS Advisory Services

Natalya Zelensky, RCS Advisory Services

Steven B. Boehm, Sutherland

Ronald Coenen Jr., Sutherland